SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

March 29, 2004 News Release

The Registrant is pleased to announce it has executed a final joint venture contract with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of the three gold projects in the Yangshan Gold Field:  the Guanniuwan, Hongyanggou and the Guojiagou.  Under the terms of the joint venture, Minco has rights to earn 75% equity interests in the three areas by funding the properties to the feasibility stage.  Total initial investment in the joint venture will be 10 million RMB (approx US$1.2 million), 75% contributed by Minco and 25% contributed by the GBGE.

The exploration permits are currently being transferred and the NI43-101 report will be prepared in April.

The Registrant plans to conduct an aggressive exploration program in 2004 to follow up the gold occurrences discovered by the Properties by the Chinese partners.

The Registrant is also pleased to announce that good progress has been made in obtaining the government approval on the Anba project (please refer to Registrant’s November 5, 2003 news release).

The Registrant currently has 29,657,136 issued and outstanding common shares.

A copy of the Registrant's news releases dated March 29, 2004 is attached.

2.

Exhibits

2.1

News Release dated March 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    March 29, 2004

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release:	March 29, 2004

JOINT VENTURE CONTRACT SIGNED

ON THE THREE GOLD PROPERTIES IN THE YANGSHAN GOLD FIELD

Minco Mining & Metals Corporation (TSX: MMM) is pleased to announce that, further to the news release dated December 2, 2003, it has signed the final joint venture contract (the “JVC”) with No.2 Exploration Institute of the Gansu Bureau of Geological Exploration (GBGE) for the exploration and development of three gold projects (the “Properties”) in the Yangshan Gold Field in south Gansu Province of China. The three gold projects are as follows:  1. Guanniuwan (9.14km2); 2. Hongyanggou (25.56km2); 3.  Guojiagou (17.16km2). Under the terms of the JVC, Minco has rights to earn 75% equity interests in the three areas by funding the properties to the feasibility stage. Total initial investment in the JV will be 10 million RMB (approx US$1.2 million), 75% contributed by Minco and 25% contributed by GBGE (being the consideration for vending in the exploration permits on the Properties).

An independent evaluation has been completed on the properties by an independent evaluation agency in Beijing. The exploration permits are currently being transferred, and the NI 43-101 report will be prepared on the Properties in April.

Minco plans to conduct an aggressive exploration program in 2004 to follow up the gold occurrences discovered on the Properties by the Chinese partners. Many gold geochemical anomalies have been identified on the Properties over favorable structures and geological horizons. The Properties have not been systematically explored and many known occurrences have not been followed up. The three gold properties have identical geological setting, structure, alteration, and gold mineralization as those of the nearby Anba deposit where strata bound disseminated gold mineralization occurs in calcareous clastic sediments.

The Yangshan Gold Field is a 90km long carlin-style gold belt located in the central part of famous west Qinling which hosts numerous gold deposits with total gold resources estimated by the Chinese government agencies of over 16 million ounces, including the Anba deposit (3 million oz gold).

The Company is also pleased to announce that good progress has been made in obtaining the government approval on the Anba project (please see Minco news release dated November 5, 2003).

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at1-888-288-8288 or (604) 688-8002  info@mincomining.ca

                                                                                                                                                                                    www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

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